Exhibit 99.1

Foresight and RH Electronics to Join Forces for a Strategic Alliance

As part of the strategic alliance, RH intends to invest one million USD in Foresight at a premium share price

Ness Ziona, Israel – December 17, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the signing of a non-binding Development and Investment Agreement with RH Electronics Ltd., a primary contractor in the manufacturing and assembly of electronic systems.

The agreement covers the terms of RH’s engagement, directly and/or through its approved contractor, Tonson Labs, for a multi-phase project to develop chip-based FPGA and ASIC solutions for QuadSight™, Foresight’s four-camera vision system. Initially, RH will lay the infrastructure for an FPGA-board platform. Following completion of phase 1 and successful pass of acceptance tests, RH is planned to proceed towards development and manufacturing of an ASIC chip for the QuadSight™ system.

The parties are targeting to enter, within two months, into a binding agreement based on the principles of the initial non-binding agreement, pursuant to which the parties will determine the minimal quantities of QuadSight™ production units, and the commercial terms of production. In addition, under such binding agreement RH will receive a “right of first refusal” for the manufacturing of QuadSight™ systems and will prepare the infrastructure for such manufacturing facilities.

In addition, RH plans to purchase from Foresight, pursuant to the final binding agreement, approximately 1% of its issued and outstanding share capital, in total consideration of NIS 3,700,000, or NIS 3.00 per ordinary share, representing an 89% premium over the share market price.

“We are very excited about this important strategic alliance with RH that aims to enable us to achieve important future technological milestones,” said CEO of Foresight, Haim Siboni. “RH’s intended investment at a premium over the share market price marks a significant show of confidence in Foresight’s technology. RH’s engineering, developing and manufacturing capabilities are of great value to Foresight, making them an ideal partner for our future roadmap.”

“We believe in Foresight, its technology and products,” said chairman of the board of RH, Yacov Rozenberg. “Having the opportunity to collaborate with Foresight allows us to step into the exciting world of automotive. This agreement is expected to give RH exclusive rights to new production lines that will surely generate growth for company.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

About RH Electronics Ltd.

Established in 1984, RH is a leading EMS (Electronics Manufacturing Services) and CM (Contract Manufacturing) provider based in Nazareth Elite Israel, with factories around the world, including the United States, Europe and China.

RH has advanced production technologies in the fields of electronics PCBA, mechanics, cables and machining at one stop shop. RH is active in the field of top turnkey solution of design, engineering, testing, manufacturing and subcontracting services.

RH supports a variety of customers in the digital printing, semiconductor machines, medical, defense & security, communication and industrial applications. In parallel, RH has a special program “From Conception to Perfection” that supports start-up companies in order to accelerate new product introduction processes.

About Tonson Labs

Tonson Labs, founded in 1996, is a one stop, innovative and experienced R&D center specializing in cutting-edge technological solutions. An expert in the medical devices market and in vision solutions. The company runs under ISO-9001 and ISO-13485 regulatory standards. Tonson Labs provides all product development needs from concept to manufacturing launch: industrial and mechanical design, hardware and software design, system integration, project management, prototyping and regulatory approvals - to high tech companies, startups and entrepreneurs.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses joining forces with RH Electronics Ltd. for a strategic alliance, and the terms of the final agreement, if any. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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